Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Outdoor Office, Inc
11115 SW Industrial Way, Bldg 8
Tualatin, OR 97062
http://www.Outdoor-Office.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Outdoor Office, Inc
Address: 11115 SW Industrial Way, Bldg 8, Tualatin, OR 97062
State of Incorporation: DE
Date Incorporated: May 25, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the 72 Hours and receive 20% BONUS Shares

Super Early Bird Bonus

Invest within the First Week and receive 15% BONUS Shares

Early Bird Bonus

Invest within the Second Week and receive an 10% BONUS Shares

Amount-Based:

$500+ | Bronze Tier

$500 Discount on an Outdoor Office for yourself + Key Chain & Sticker

$1,000+ | Silver Tier

$1,000 Discount on an Outdoor Office for yourself + Outdoor Office Official Hat + all other items

$2,500+ | Gold Tier

$2,500 Discount on an Outdoor Office for yourself + Outdoor Office Shirt or Womens tank + all other items

$5,000+ | Platinum Tier

$5,000 Discount on Outdoor Office for yourself + Outdoor Office Backpack + All other items

$10,000+ | Diamond Tier

$10,000 Discount on an Outdoor Office for yourself + Zoom Call w/ CEO + All other items

$25,000+ | VIP Tier

$25,000 Discount on an Outdoor Office for yourself + Private Outdoor Office Event w/ Investors, CEO & Executive Team + All other items

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Outdoor Office, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $100. Fractional shares will not be distributed and share

bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Outdoor Office, Inc. ("Outdoor Office" or the "Company") is a C-Corporation organized under the laws of the state of Delaware.

Business

Outdoor Office provides custom backyard home offices and studios. We build our spaces fully finished inside a warehouse allowing for automotive-inspired factory line building techniques and 24/7 protection against the elements. Outdoor Office is one of the only All-Inclusive and fully finished studios on the market today, which means clients can literally design online, sit in their homes, and on delivery day move into their space in hours. Outdoor Office has no hidden fees, there are no extra costs, and the clients are not responsible for any work prior to or after delivery.

Our business model is ever-changing and fast paced, but our "hub" will be a corporate owned warehouse space that can produce both fully finished models and in-house kits which can be delivered to our corporate owed "spokes". From the "spoke" we will build/deliver spaces directly to clients and end users. We have scouted areas that we intend to develop a "hub" when the demand and timing is right. We currently do not intend to use these funds directly for creating new hubs at this time. These funds are being used directly to increase capacity and our ability to meet demand from our main headquarters in Portland, OR at this time.

Outdoor Office, Inc. currently has no registered patents or trademarks, and currently do not feel it is the right time to pursue filing for intellectual property. Outdoor Office, Inc.

Corporate Structure

Outdoor Office, Inc. was initially organized as Outdoor Office LLC, an Oregon limited liability company on January 29, 2019 and converted to a Delaware C-Corporation on May 24, 2022.

Competitors and Industry

Competitors

We have a couple competitors who are considered "kit" builders and ship "kits" to clients for them to build and assemble on their own. Studio Shed and Modern Shed are the two largest names in that industry. We are all considered accessory buildings, home offices, home studios, or finished sheds. We believe the industry is exploding and the opportunity has created a trillion dollar industry due to the pandemic.

Industry

The market today is bigger than ever before, mainly due to the pandemic starting in 2020. Prior to 2019, roughly 6% of the workforce worked from home, post pandemic studies show that roughly 35% or 60+ Million will expect to permanently stay or use a hybrid model for work moving forward.

https://www.ncci.com/SecureDocuments/QEB/QEB_Q4_2020_RemoteWork.html

Current Stage and Roadmap

Current Stage

We are currently developing our main warehouse in Oregon to provide the most streamlined approach to building fully completed spaces, while seeking opportunies with partners across the country who can sell, build, and deliver Outdoor Office's to major markets around the United States and beyond.

Future Roadmap

With the completion of the first warehouse, we intend to develop similar "hubs" in strategic areas that can supply our future "spokes" for direct sales and online deliveries to clients.

The Team

Officers and Directors

Name: Anthony Taylor-Weber

Anthony Taylor-Weber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 29, 2019 - Present
  Responsibilities: Business Operations and Company Management. Anthony receives a salary of $144,000 a year & maintains 100% equity (15,000,000 common stock).

- **Position:** President

Dates of Service: January 29, 2019 - Present
Responsibilities: Daily Team and Project Management. Anthony receives a salary of $144,000 a year.

- **Position:** CFO
  Dates of Service: January 29, 2019 - Present
  Responsibilities: Financial Direction of the Company

- **Position:** Secretary
  Dates of Service: January 29, 2019 - Present
  Responsibilities: Handling financials, minute and log books, and documentation for the business.

- **Position:** Chairman of the Board
  Dates of Service: January 29, 2019 - Present
  Responsibilities: Oversee all decisions and overall direction for the business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Outdoor Office, Inc (also referred to as "we", "us", "our", or "Company") involves a degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in Outdoor Office, Inc should consider all of the information provided to such potential investor regarding Outdoor Office, Inc as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in Outdoor Office, Inc. Outdoor Office, Inc cannot guarantee increases in the value of your investment nor can it predict the future housing markets or interest rates.

Our business projections are only projections
There can be no assurance that Outdoor Office, Inc will meet our projections. There

can be no assurance that Outdoor Office, Inc will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows Outdoor Office, Inc to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by Outdoor Office, Inc. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in Outdoor Office, Inc performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable with the fast-growing accessory building market. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of Outdoor Office, Inc to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Outdoor Office, Inc's growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain more traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Outdoor Office, Inc's value will be materially and adversely impacted. This could also impair Outdoor Office, Inc's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, Outdoor Office, Inc could lose any potential revenue it might be able to raise by entering into sublicenses.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, Outdoor Office, Inc requires capable people to run its day to day operations. As Outdoor Office, Inc grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and Outdoor Office, Inc's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on some third parties to provide a variety of business functions for us, including shipping, delivering, accounting, legal work, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anthony Taylor-Weber	15,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 15,000,000 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in Outdoor Office, Inc could be diluted due to the company issuing additional shares. In other words, when Outdoor Office, Inc issues more shares, the percentage of Outdoor Office, Inc that you own will go down, even though the value of Outdoor Office, Inc may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If Outdoor Office, Inc decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 15,000,000
Use of proceeds: securities issued to founder
Date: May 24, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020</u>

<u>Revenue</u>

Revenue for fiscal year 2021 was $878,812 as compared to fiscal year 2020 was $499,407, as 2020 was the first full fiscal year in business, which is a 176% increase in revenue for the business in 2021. A significant increase in business for 2021 was again helped along with the pandemic which allowed an option for more homeowners to work from home. The biggest push into 2021 was beginning to be recognized locally as the only "all-inclusive" home office and studio builder in the Northwest. The online searching for home offices and studios increased significantly in 2021 according to google and our own internet searches using the key term "Outdoor Office". As a company, we directly averaged just over 5,500 searches a month for a company that does not market or advertise.

<u>Cost of sales</u>

Cost of sales in 2021 was $583,795, a significate increases of $323,897, from costs of $259,898 in fiscal year 2020. The increase was largely due to an increase in sales again and the purchase of more materials along with the use of more crane services and equipment for deliveries. There was a new side effect from the market that caused an increase in material cost by over 450% in some markets, which caused an increase in

our materials spending. We also moved the business again from our first small warehouse into a new facility that was 4x the size, which increased overhead costs.

<u>Gross margins</u>

In 2021 Gross Profit was $295,017, which was an increase of $55,508 over 2020 Gross Profit of $239,509. Although there was a slight increase in profits, this was directly due to an increase in material costs. Gross Margin for 2021 was at 34%, which was lower compared to 2020 as that was 48%. The company was able to continue increasing sales at a high margin, the material costs during 2021 saw an increase of 450% in many cases, this caused the overall profits to not increase at the same pace as the previous year. We also did not react fast enough to alter the price of the product as many of the work in 2021 was working through a pre-paid backlog of work and we could not increase the price of those projects.

<u>Expenses</u>

The Company's expenses consist of, among other things, labor and insurance (both health and business), fees for professional services like crane services and some small, outsourced contract work, material costs for projects and builds, tools and equipment, and building/lease costs. Expenses in 2021 increased significantly by $409,397 from 2020. Approximately $126,000 of this increase was material costs, $136,000 was due to more labor and associated costs than in 2020, $33,000 was an additional vehicle for the business, and $12,000 was due to the company moving into a larger facility again. Outdoor Office hired 3 employees in 2021, all in construction/labor.

Historical results and cash flows:

When looking through the results from the past two years, you can see the increase in sales has been steady year-over-year and overall we've seen a 1,669% increase over that same time. We have tried to stay current with our pricing over the last year which will allow us to gain back the margin we saw in the first couple years. Many of the projects in 2021 were pre-sold units at an agreed price so when the lumber and material markets increase by over 450% in some cases, we couldn't react to them unless it was a new client. With the addition of our new builder tool, we are able to control the pricing weekly as we see changes in the market, which can all but eliminate the chances of that happening again without us having the ability to adjust the prices of our offices.

We do feel that the increases in sales will continue as we get more exposure and are introduced into new markets. In the Portland, OR market, we still do not spend money on marketing and advertising and we are seeing as high as triple-digit increases in overall sales. We also believe that with the ability to purchase materials in larger quantities and at lower rates, we can increase our profits.

Outdoor Office sees a significant opportunity to increase our ability to produce buildings faster in-house. We have developed our on-site plans to allow for the completion of on-site projects by nearly 66%. Combined with an increased labor force

to fulfill demand, we believe we should see an increase in cash flows into the business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2022, Outdoor Office, Inc has capital resources available in the form of future line of credit for $250,000 from Bank of America, a personal line of credit from the founder of $50,000, and $101,500 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support our production and manufacturing facility to meet sales demands and to develop and replicate our system into new markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign not necessary to the viability of the Company. Of the total funds that Outdoor Office, Inc has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Although the funds from this raise will greatly improve the long term vision for Outdoor Office, Inc, the funds are not the only source to ensure the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If Outdoor Office, Inc raises the minimum offering amount, we anticipate Outdoor Office, Inc will be able to operate for at least 3-5 years. This is based on a current monthly burn rate of $46,500/month for expenses related to labor at $15,000/mo, facilities at $17,000/mo, materials & goods at $12,000/mo, and business development at $2,500/mo. This is also including the future line of credit available to Outdoor Office, Inc and the current sales that sustain the business in its current state.

How long will you be able to operate the company if you raise your maximum funding goal?

If Outdoor Office, Inc raises the maximum offering amount, we anticipate Outdoor Office, Inc will be able to operate for many years to come. This is based on a current monthly burn rate of $46,500/month for expenses related to labor at $15,000/mo, facilities at $17,000/mo, materials & goods at $12,000/mo, and business development at $2,500/mo. With the growth of the company we anticipate the burn rate to increase at roughly the same percentage we see today.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, Outdoor Office, Inc has contemplated additional future sources of capital including lines of credit, venture capital funding, and possible business partnerships. Although these have been contemplated, these are purely conversations and have not been acted upon and no resources have been put into action.

Indebtedness

- **Creditor:** Bank of America
  Amount Owed: $65,000.00
  Interest Rate: 2.65%
  Maturity Date: April 01, 2027
  This is for two work vehicles that are valued at $105,000, which means Outdoor Office, Inc actually has $40,000 in equity if they were to be sold.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

Outdoor Office, Inc. ("Outdoor Office" or the "Company") has determined its pre-money valuation of $15M based on an analysis of multiple sources including the market size and potential for Outdoor Office spaces within the home office and home studio market.

The Market

This market has grown to over 60 Million remote workers in the last 2 years and should continue to thrive in the future. Looking only at the state of California, we

believe the market currently has a $26.5 Billion potential. US Census -California Homeowners and from the Public Policy Institute of California did a study on how many remote workers there are currently. So simple math and calculating the total given of Outdoor Office's average price per unit. Then deciding to be more conservative and eliminate any homeowner that's not occupying the home, and then deciding to go another step and only consider homeowners with enough property to accommodate the space itself. In basic terms, single-family homes eliminate townhomes, apartments, and split homes. It was then calculated by using Outdoor Office's current client numbers and reached our number of $26.5 Billion.

The original number of projected dollars for the industry is actually well over $150 Billion for the state of California, but we're guessing that most people wouldn't believe that; so here are the calculations: 6,883,493 single-family homes in California x 55% (owner occupied) = 3,785,921 potential clients x $45,000 avg cost per unit = $170+ Billion. Outdoor Office's actual numbers were calculated from those but we took a 15.5% value on the single-family homes due to the current trends we have been seeing. While the total addressable market may be $170B+, our conservative calculations indicate that Outdoor Office's actual addressable market is $26.5B. We believe Outdoor Office is on the path to experiencing growth because of its addressable market.

Comparable Companies

We also used similar businesses; current value in a similar market with those companies ranged from $5M small market local business to more than $350M on the national brand level. These are considered shed builders and many homeowners are trying to convert these into home offices and studios. We have seen that the market for fully finished spaces is growing due to the high cost of traditional remodels and additions, which today is one of the fastest and highest-cost markets for homeowners.

Most of our analysis used comparable companies valued in the $25M up to $65M range. Two of our more direct competitors are both "kit" builders and do not offer the same opportunities for homeowners. But they are in the same comparable target market. This was pulled from finding shed company's values, up to mid-level kit builder's values, and then large national company's values.

One of our main competitors is Studio-Shed, which increased its sales by 150% in 2021 going from $25M to over $37.5M in sales. Studio-Shed sold roughly 1200 units last year and their average cost is about $32,000/unit. That gives you an estimate of $38.4M in sales for 2021.

Another competitor is Tuff Shed. Tuff Shed's estimated annual revenue in 2021 was over $534M. Similar to Studio-Shed, Tuff Shed is also a private company, so its valuation remains relatively unknown.

Based on our comparables analysis, we believe Outdoor Office's $15M valuation is reasonable given the stage of development of the company and 2021 sales.

Revenue Multiples

By using simple industry multiples of 12-16X (building materials/construction industry multiples), we believe that coming to the $15M current valuation is an accurate depiction of the current company value based on 2021 revenue of $878K.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  13.0%
  Since we have spent no money on this category up to date, we want to increase our social presence and allow our brand to be more available and exposed for potential clients to see. We believe that if potential clients knew we were there, we would become a viable option that hasn't been considered before, but we need to start marketing the company to get that exposure.

- *Company Employment*
  25.0%
  We are growing faster than the current staffing can handle. We are looking to add to the C-Level Team, develop our management team and their departments, and to increase our onsite and warehouse building crews to allow for faster and more efficient deliveries. We are looking to increase our total team by about 10-12 people.

- *Inventory*
  21.5%
  This is a critical piece of the puzzle that will help us to order materials in

advance of orders that are placed by clients. The materials used will provide a "jumpstart" to the overall system and create a gap between the current orders and future orders. Plus, we can take advantage of ordering larger quantities and receiving discounts, therefore giving better returns on projects.

- *Operations*
  25.0%
  Operations and Manufacturing are a major focus for our expansion as we need to meet demand with better equipment, modernized and customized building equipment, and proper manufacturing supply chain software to allow us to track and manage our kits, builds, and projects throughout the system. We will replicate this model over and over as we expand to new markets, so ensuring we have the proper setup is crucial to our growth both now, and in future facilities.

- *Working Capital*
  10.0%
  Our working capital budget will help pay off some small bills and create a credit line opportunity that should benefit the company's credit capabilities. We also intend to use this budget for our day-to-day operations, office supply, and office setup. We finally would like to create a cash reserve for unforeseen expenses and opportunities that may become available on short-term notice.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at http://www.Outdoor-Office.com (Once the website is updated we will have them available on the company information page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/outdoor-office

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Outdoor Office, Inc

[See attached]

OUTDOOR OFFICE, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Outdoor Office, LLC
Tualatin, Oregon

We have reviewed the accompanying financial statements of Outdoor Office, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

July 19, 2022
Los Angeles, California

OUTDOOR OFFICE LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	77,297	$	106,189
Acccounts Receivable, net		126,883		-
Total current assets		**204,180**		**106,189**
Total assets	**$**	**204,180**	**$**	**106,189**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	25,869	$	14,166
Total current liabilities		**25,869**		**14,166**
Total liabilities		**25,869**		**14,166**
MEMBERS' EQUITY				
Members' Equity		178,311		92,023
Total Members' Equity		**178,311**		**92,023**
Total Liabilities and Members' Equity	**$**	**204,180**	**$**	**106,189**

See accompanying notes to financial statements.

OUTDOOR OFFICE LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	878,812	$	499,407
Cost of Goods Sold		279,602		153,760
Gross profit		599,209		345,647
Operating expenses				
General and Administrative		462,829		200,622
Sales and Marketing		8,809		1,702
Total operating expenses		471,638		202,324
Operating Income/(Loss)		127,572		143,323
Interest Expense		-		-
Other Loss/(Income)		15,204		965
Income/(Loss) before provision for income taxes		112,367		142,358
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**112,367**	**$**	**142,358**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**9,665**
Capital Contribution		18,755
Owners' draw		(78,755)
Net income/(loss)		142,358
Balance—December 31, 2020	**$**	**92,023**
Capital Contribution		93,920
Capital Distribution		(120,000)
Net income/(loss)		112,367
Balance—December 31, 2021	**$**	**178,311**

See accompanying notes to financial statements.

OUTDOOR OFFICE LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	112,367	$	142,358
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(126,883)		-
Credit Cards		11,703		7,032
Net cash provided/(used) by operating activities		**(2,812)**		**149,390**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		93,920		18,755
Capital Distribution		(120,000)		(78,755)
Net cash provided/(used) by financing activities		**(26,080)**		**(60,000)**
Change in cash		(28,892)		89,390
Cash—beginning of year		106,189		16,799
Cash—end of year	**$**	**77,297**	**$**	**106,189**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Outdoor Office LLC was formed on January 9, 2019, in the state of Oregon. The financial statements of Outdoor Office LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tualatin, Oregon.

Outdoor Office provides custom backyard home offices and studios. We build our spaces fully finished inside a warehouse allowing for automotive inspired factory line building techniques and 24/7 protection against the elements. Outdoor Office is one of the only all-inclusive and fully finished studios on the market today, which means clients can literally design online, sit in their homes, and on delivery day move into their space in hours. Outdoor Office has no hidden fees, there are no extra costs, and the clients are not responsible for any work prior to or after delivery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its custom backyard home offices and studios.

Cost of sales

Costs of goods sold include the cost of goods sold, materials, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $8,809 and $1,702, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Anthony Taylor-Weber	100.0%
TOTAL	**100.0%**

4. DEBT

As of December 31, 2021, the Company had no debt outstanding.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 19, 2022, which is the date the financial statements were available to be issued.

The Company entered into two auto loan agreements with Bank of America in the aggregate amount of $65,000 to purchase trucks, whose value is $105,000. The maturity dates of the loans are in April 2027.

On May 25, 2022, Outdoor Office LLC, an Oregon LLC, converted to Outdoor Office, Inc., a Delaware C Corporation. Outdoor Office, Inc.is authorize to issue 30,000,000 common stocks with par value of $0.00001. As of July 19, 2022, 15,000,000 common stock have been issued and are outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Outdoor Office

Customizable Office Units


472% AVG. YoY SALES GROWTH
SINCE 2019
Outdoor Office

Website | Tualatin, OR | CONSUMER PRODUCTS

$0.00 raised

0 Investors	$15M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Outdoor Office is an all-inclusive service that builds fully functional, customized at-home office units that bridge the gap between backyard sheds and ADUs. Outdoor Office offers an affordable, efficient, and high-touch solution to the challenge of creating a distraction-free workspace in today's era of remote and hybrid work.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Outdoor Office has experienced an average 350% increase in YoY revenue since 2019. In 2022 alone, we exceeded our annual 2021 sales.
- Outdoor Office supplies space 90% faster than traditional construction methods, and is one of the only solutions of its kind that doesn't require special permitting, land use reviews, local governmental involvement, or lengthy planning. Our services are all-inclusive, meaning no coordinating with multiple contractors - plus no hidden fees or surprise backend costs.
- Since 2019, the percentage of the U.S. workforce working from home jumped from 6% to 35%. The normalization of remote and hybrid work is expected to continue, increasing the demand for traditional office alternatives.*

*Information provided by the National Council of Compensation Insurance (source)

Building At-Home Office Units, At a Fraction of the Cost

Since the start of the pandemic, the way we work has changed, which in turn has changed our need for space beyond the office. Outdoor Office meets the urgent demand for distraction-free, at-home work space by providing **an alternative to traditional construction at a fraction of the typical cost**.


Outdoor Office

Our fully finished units bridge the gap between sheds, ADUs, and home remodels while offering **high-touch, all-inclusive service** and **extensive customization options**. By providing a standalone unit with everything but plumbing, we can build studios and home offices **for one-third the cost** and **90% faster** than conventional renovations. What's most important is our commitment to building personal relationships with every customer, allowing us to optimize for their specific needs and ensure they receive the best possible experience.

Since starting as a side project in 2018, we've spent **no money on marketing** and have operated until now entirely on cash, with no outstanding loans or debts. **Our sales have grown an average of 472% YoY** in the first three full years of business and we are already planning to expand into new regions and markets from our home base in Portland, Oregon. We believe Outdoor Office is more ready than ever to seize this enormous opportunity & bring functional workspace units to people across the country.


By providing an alternative to traditional construction at a fraction the cost, we believe
Outdoor Office meets the urgent demand for distraction-free, at-home work space

THE PROBLEM

Most Remote Workers Don't Have a Private Home Office

In 2018, CEO & Founder Anthony Taylor-Weber was crouched every day over the kitchen table, working from home with his family of four. If you share a living space with family members, roommates, or pets, you know all too well the distractions that come with working from home and the challenge of finding a quiet spot to focus or take calls.

Seeking to create a separate space of his own, Anthony, a home inspector by trade, began doing his own research—but found that beyond storage sheds, house expansions, remodels, and ADUs, **there weren't many viable avenues**. The options that did exist required **extensive planning**, **unwieldy costs**, or at least nine months of **on-site work**. And thus—Outdoor Office was born.


The COVID-19 pandemic upended the way we live and work, forcing tens of millions of Americans to work from home

Less than two years later, **the COVID-19 pandemic would completely upend the way we live and work**, forcing tens of millions of Americans to work from home, and further supercharging the need for affordable, home office alternatives.

THE SOLUTION

An All-Inclusive, Customizable Alternative to Traditional Construction

When Anthony was able to build his own outdoor office in just six weeks and for one-third the cost of traditional quotes, he quickly realized he'd hit upon a unique opportunity. Today, the Outdoor Office team can't keep up with the overflow of demand, with a growing number of clients looking to build their own customized units.

Personal relationships remain core to what we do, and we hear the same two things from our customers over and over again - they chose us because we're all-inclusive and because we're available to meet one-on-one. As we scale, **we're committed to remaining true to these values and quality of service**.



We're quick to educate customers on what we offer and what we do not. Our units are not ADUs—which are intended for daily living, require plumbing, and have their own address. We're also not "tiny homes," which are mobile living units that require road permits. Neither are we sheds or "she-sheds," which are converted storage sheds built for yard equipment. Rather, an Outdoor Office is **a fully finished space** without the plumbing feature, designed to provide **everything required for a comfortable work space**. This key difference allows us the freedom to build our units **without structural planning, city permits and submittals**, **long timeframes, and critically—at much lower costs.**


Each Outdoor Office Unit is Fully Finished
Insulation
Electrical
Lighting
Flooring
Drywall
Heating/Cooling

Outdoor Office oversees every step of the process from end-to-end. We use some of the **highest-rated and longest-lasting materials** on the market, and just two hours after delivery, the units are ready for use. Our units start around $28K and average **around $40K**, with a profit margin of 20–28%. As we grow, we'd like to reduce operating and material costs by 10-20%, making our product more affordable while maximizing profits.

One of our most recent successes has been our online builder tool, which gives potential clients the opportunity to design their custom space on a computer, phone, or tablet. With live 3D capabilities, users are able to see the project and what it would look like in their space, and by Q2 of 2023, we expect to have full interior visual options with build-outs and walk-thru technology. In Q1 2022 alone, this tool has helped us **increase quotes by 119%** when compared to all of 2021.


Lifestyle Series - 10x12

THE MARKET

At the Intersection of Remote Work and Real Estate

The market for our product is greater today than ever before, thanks to the seismic shift towards remote-friendly work. Prior to the COVID-19 pandemic, roughly 6% of the workforce worked from home. Today, studies show that **now roughly 35%—over 60 million people**—expect to permanently work from home or follow a hybrid model, a trend that will continue with accelerated growth in the tech and IT sectors. (source)

On top of that, the real estate market is booming and homeowners are looking to maximize value and ROI, and more states, **such as California**, are allowing accessory building on private property, **adding billions of dollars to our potential market**.


The market for our product is greater today than ever before
6% ▸ 35%
Percentage of people working from home before & after the COVID-19 pandemic
60 Million People
Expect to permanently work from home or follow a hybrid model

(source)

The home office market is increasing at a record pace and is set to crest **over $80B** in spending over the next decade. In addition to home offices, we see major opportunities in other market segments, such as helping local governments manage the homelessness crisis by setting up hubs to create a centralized and safe living community, and working directly with real estate brokers and agents to help investors and homeowners generate secondary income or property value.

Outdoor Office is also seeking to develop relationships with corporate partners to create specific units that align with company branding and capabilities specific to each organization. This will allow for large corporate companies to reduce building and operational expenses, while retaining and attracting new talent. These conditions present what feels like **a prime moment for Outdoor Office to expand into a national brand**.

Within this scattered market, Outdoor Office offers an unmatched, all-inclusive package that combines quality, speed, and convenience with customization and quality.

OUR TRACTION

$2M+ in Lifetime Sales, Zero Marketing Spend

Outdoor Office has achieved incredible growth since beginning in 2018 as a small side project. Since 2019, we've witnessed **a 350% average increase in YoY revenue**, **472% average YoY sales growth**, and **in Q1 of 2022 alone, we exceeded our entire annual 2021 sales**.

We've experienced an increased interest in the Portland-Metro area, plus we've been contacted by dozens of business owners who want to franchise the brand in other parts of the US.


350%
Avg. Increase in YoY Revenue Since 2019
472%
Avg. YoY Sales Growth since 2019
119%
Increase in Quotes [Q1 2022 alone, when compared to 2021]
Zero dollars spent on marketing or advertising.
One of the fastest-growing businesses in Oregon.
2020
Opened our first warehouse
2021
Launched our online builder tool

(source)

We're now one of the fastest-growing businesses in Oregon, **despite spending zero dollars on marketing or advertising**. In 2020, we opened our first warehouse, and by the following year, we had to upgrade to a new facility 5x the size in order to implement an assembly line approach to meet current demand.

More recently, we were featured on the YouTube channel UpFlip, **garnering over 280K views** and further extending our reach.

WHY INVEST

A Growing Company & Innovative Idea, Powered by Authenticity

At Outdoor Office, we are outfitting people with more space, new freedoms, and a more flexible lifestyle, and we've only just begun to tap into the incredible demand.

Our north star remains providing a high-quality experience for every single customer, something we've been deeply committed to since day one. And as more and more people are seeking a means to expand their at-home workspace, Outdoor Office is excited by the huge potential for growth ahead of us.

We're now streamlining the process to bring our services to customers, with a goal of building and installing 250 units per year out of each regional hub, and an additional 50-75 units per year out of each new local location. Funds from this raise will be used to expand production even further, increase staff, deploy targeted marketing, and improve our digital presence.

Outdoor Office is ready to optimize and elevate the way we live and work, and we can't wait to expand what we offer across the US. We hope you'll join us on this ride **by investing in Outdoor Office today**.

At Outdoor Office, we're outfitting people with more space, new freedoms, and a more flexible lifestyle

We are ready to optimize and elevate the way we live and work, and we hope you'll join us by **investing in Outdoor Office today.**



January 2019

Outdoor Office, LLC is officially a company

Outdoor Office, LLC is born and created as an official business established in Oregon.

March 2019



First Official Paid Customer

This was the first official paid customer through the new business entity.

October 2019

Outdoor Office, LLC Secures First Build Facility

Outdoor Office, LLC secured its first build facility going from a garage business to a 1,500 sq ft physical warehouse presence.

February 2020

Outdoor Office, LLC 1st Growth Phase

This was the beginning of the pandemic, and Outdoor Office, LLC went from $58,000 in sales to $375,000 in less that 2 months.

July 2020

Outdoor Office, LLC surpasses $1 Million in Overall Sales

Outdoor Office, LLC officially surpasses the $1 Million overall sales mark for the lifetime of the business.

September 2020

Outdoor Office, LLC Secures Second Build Facility

Outdoor Office, LLC officially secures its second build facility at 5,000 sq ft allowing for the growth required to meet the new demand for business.

December 2020

Outdoor Office, LLC 2nd Growth Phase

Outdoor Office, LLC hits a new growth phase less than one year after it's first phase and now has a backlog of business beyond 15 months.

April 2021

Primary Focus Changes to Fully Finished Spaces

Outdoor Office, LLC moves it primary focus on completing all spaces to be delivered as fully-finished spaces before they leave the build facility.

June 2021

Outdoor Office, LLC see's 10 Strait Double Digit Quarterly Increases

Outdoor Office, LLC has now seen 10 strait quarterly increases in sales, profits, and revenues. The average quarterly increases during that span are 42% per quarter.

November 2021

Outdoor Office, LLC Secures Third Build Facility

Outdoor Office, LLC commits to its third build facility increasing it's capacity to over 26,000 sq ft, which is more than 5 times the previous warehouse.

December 2021

Outdoor Office, LLC surpasses $1 Million YTD Sales

Outdoor Office, LLC officially goes beyond $1 Million in sales for the year and becomes one of the fastest growing companies in the Portland-Metro Area.

January 2022

Outdoor Office, LLC launches Build Your Space Online Builder

Outdoor Office, LLC developed its online builder tool allowing for clients to start designing, building, and quoting their projects without direct contact from Outdoor Office, LLC.

July 2022

Outdoor Office, Inc 3rd Growth Phase

Outdoor Office, Inc is in the next phase of growth and that is outside the Portland market. The company has started deliveries outside the state.

July 2022

Outdoor Office, LLC becomes Outdoor Office, Inc

Outdoor Office, LLC becomes Outdoor Office, Inc showing that the company is legitimate and ready to take on the next phase and future of the company.

August 2022

Outdoor Office passes $1 Million in Sales.

Outdoor Office goes beyond all goals and surpasses $1 Million in Sales in 2022.

September 2022

Launched on StartEngine

Now YOU can own a part of our company!

November 2022

Outdoor Office, Inc Enters New Markets (ANTICIPATED)

Outdoor Office, Inc will begin launching new markets and territories for expansion of the business.

In the Press

MediaGroup

KOIN 6 | PDX Weather | ShedBuilder Magazine | Garage • Shed • Carport Builder

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Meet Our Team





Anthony Taylor-Weber

CEO and President

Anthony is a licensed contractor and long-time builder, he also owns a home inspection business and woodworking shop. With over 20 years around construction, real estate, and small business, he is constantly working to develop the most functional and operational spaces for our clients.

Jamie Taylor-Weber

Director of Customer Experience

Jamie is a licensed educator for the state of Oregon and a respected, active community member. She brings the viewpoint of our clients to the designs and allows an immediate connection to our market.

She creates company goals to improve customer experience while developing a streamlined approach for each department throughout the business.

Jamie currently works 20-25 hours per week for Outdoor Office.

Offering Summary

Company	Outdoor Office, Inc
Corporate Address	11115 SW Industrial Way, Bldg 8, Tualatin, OR 97062
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$15,000,000.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the 72 Hours and receive 20% BONUS Shares

Super Early Bird Bonus

Invest within the First Week and receive 15% BONUS Shares

Early Bird Bonus

Invest within the Second Week and receive an 10% BONUS Shares

Amount-Based:

$500+ | Bronze Tier

$500 Discount on an Outdoor Office for yourself + Key Chain & Sticker

$1,000+ | Silver Tier

$1,000 Discount on an Outdoor Office for yourself + Outdoor Office Official Hat + all other items

$2,500+ | Gold Tier

$2,500 Discount on an Outdoor Office for yourself + Outdoor Office Shirt or Womens tank + all other items

$5,000+ | Platinum Tier

$5,000 Discount on Outdoor Office for yourself + Outdoor Office Backpack + All other items

$10,000+ | Diamond Tier

$10,000 Discount on an Outdoor Office for yourself + Zoom Call w/ CEO + All other items

$25,000+ | VIP Tier

$25,000 Discount on an Outdoor Office for yourself + Private Outdoor Office Event w/ Investors, CEO & Executive Team + All other items

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Outdoor Office, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

(upbeat music) All right, well, we're here at the Portland Expo. Let's go talk to Anthony about all things manufacturingand make sure you guys succeed. This is the man. How you doing, Anthony? - Nice. - I'm Paul. Nice to meet you. - Let's dive into this interview. Tell us when and why you started Outdoor Office.

Pretty simple. I was a home inspector by trade, needed a place to work from home, much like people do today, and one thing led to another and created a business out of it. Being a home inspector, I was working on my kitchen table. I did that for about a year and a half.

Needed something quiet, I have two boys at home. And started looking around. Couldn't find a shed that worked for me,

so I decided to build one for myself, and my wife took some pictures and that's where you have it. - So, the office inside the house didn't work for you?

Well, my "office" was a kitchen table, so we didn't have anywhere to eat for a year and a half. So, that made her pushing me outside a little bit easier.

(upbeat music) - Your business took off like a wildfire during the pandemic. What did you to adjust for that extra demand? How did you scale?

And what changes did you make? - Yeah, it was almost literally overnight. I mean, within two weeks we went from four orders to 18.

Scalability is a challenge, absolutely. I don't know if we were prepared for it. So, finding new space was a priority

and has been a priority. Right away one of the first things we had to do was start getting some people on board.

You know, we started out two, three people. And, you know, even today we don't have enough, but that's a whole nother issue, I think,

that's probably step two, three, and four. We finally feel we've solved step one by moving into our new facility.

You know, you can maybe get more space, but if you don't have the people to match up to that, right, or I could get more people, but I don't have the space to put them, or I can try to manufacture faster, but I have nowhere to store our supplies.

So, everything ultimately always came down to finding the space, to get everything in one spot.

Then from there being able to push forward and really meet the demand as far as speed, timeliness, and production. (upbeat music)

So, what skills did you feel like you needed to learn to be an effective team leader, owner, et

cetera? - Yeah, so kind of going back, I think, looking at your individual rate, what worked, what didn't, I think being smart about understanding, putting yourself in other people's shoes, what they're looking for, how to drive them individually. I think as a business we needed to grow, so I needed to understand my skillset can only take me so far. I need to start replacing what I'm good at with other people, what they're good at, so that I can focus more about what my job's going to be. So, the transition has been difficult for sure. I think any business owner who starts out on their own, I think you kind of want to not give up as much control.

Some people naturally they just wanna give it up right away. That's not my style. So, we have five people right now. We're looking at tripling that basically in the next three months. (upbeat music)

Let's talk about your first customer. And for somebody who is starting out in a manufacturing business, doesn't have a huge budget for advertising, what can they do to get their first customers? - Use whatever resource you can find. So, our first customer was actually through our church directory where we just listed our business name, and someone saw Outdoor Office and they said,

"Oh, well, I actually need a space to work." There you go. And that was our first paid customer we ever had. Instagram's been a huge thing for us.

So social media, posting pictures of just the process. People love to kind of see that, and it gives them some insight on what it is and kind of how you do it. That alone, honestly we probably ran our first year and a half just off social media.

- Did you do any campaigns or like hashtag this, that to sort of boost your posts or? - No, we created a hashtag called #BuildYourSpace,

which is kind of our logo. It's our motto. And that kind of started out really just as a thought to be like, you know,

well, what if we could build your space for you? So, that's actually our online builder tool site too, as well.

It's called Build Your Space and there you go. - Perfect. (upbeat music)

Walk us through the basic must-have equipment from manufacturing. Whatever you're doing.

Let's skip the heavy stuff. - Yeah, yeah, I mean, for us, you know, a lot of it's gonna be your typical construction tools.

You know, we have a lot of saws, larger saws, table saws, so we can pump out buildings. So, a lot of what we're doing is we're pre-manufacturing walls

and then we'll be able to put 'em together. So, you're gonna have your nail and equipment, your compressors, you know, a lot of the big general things.

The thing is we just have more of them. - How many employees do you have and on average what do you pay them when you look to hire more?

- Yeah, so we have five current full-time right now. We're gonna be offering more of our office staff and more manufacturing leads, project managers,

stuff like that. Our average person right now is making between 28 and 35 an hour. I think that will probably start to escalate sooner than later. I think a lot of it's 'cause just I need to find right people. And if you find the right people, you pay 'em.

- That's right. (upbeat music) What were the biggest challenges when you were faced with,

you know, the extra demand and the fast growth? - Two things. One, scaling. I think that's always been a big problem. And then two is tracking everybody.

You know, going from maybe five to 10 people a month to 60 people a month, it drastically changes our ability to monitor who's being followed up on.

And then on top of all that is who's actually in our queue, who's in the pipeline? - Have you found a solution

or are you still struggling with that same issue? - I think it's an ongoing struggle. I think anybody's always gonna kind of look into it

and figure out ways to be more efficient. I would say our biggest step along with our builder tool, part of that requirement was to be able

to have a lead tracking system inside of that. - Okay, well before you share what that is, why don't we wait for later on in the video,

share that with you guys. So, keep watching. (upbeat music)

Why don't we just do a quick walk around? What does this unit cost and what are the highlights that you wanna point to us?

- Yeah, so in this build itself, this is gonna be more of our standard products. You know, it's gonna be an off the shelf in a sense.

- Gotcha. - Something like this all in a 10 by 12 is gonna run you around a $40,000 mark. And that includes your foundations, your permitting,and all of that included. So, in this one we have a few extra highlights. You know, we have our shiplap wall. That's always kind of a nice addition.- [Paul] Looks great by the way. - Yeah, it's a nice little feel. It gives a little more of a warm touch, I think. Breaks up the drywall.

Obviously we have our pine tongue and groove ceiling as well. We leave it raw because I just frankly like the look of wood.

I think it also provides a little bit more of that natural balance between the floor and the ceiling,

kind of ties everything together. - And you don't really need to stain it too 'cause it's just- - No, absolutely. You can leave it as is.

I just prefer the look of wood and I like how it smells too. It kind of gives it a nice, fresh cut. But

yeah, inside here,

everything comes standard with wall heat. Our most popular upgrade is actually a ductless mini split system.

So, that will include AC. It's gonna mount on your wall much like the TV or much like a picture frame will.

So, that kind of gives you that nice option for hot summers around here at least. - Yeah, it's gonna get hotted here. - Yeah.

So everything is included though, everything you see. The flooring, we have a selection of flooring choices, all the trim, window wraps, baseboards, windows.

These are all standard. The French doors are all standard. So, these are all things that you can kind of pick and plug and play of what makes sense for you.

- But a customer or client can basically ask for anything and you'll deliver essentially in terms of build? - Yeah, we're able to pick and choose. We've had everything from clients who are running their business out of it from home psychologists who we built a lobbyand then they've had their office on the other end of a wall on the interior. We've had people build basically like a little B and B

for themselves. And I think our most popular is a combination of office/workout room.

You know, and this interior set up, it's more relaxing. But yeah, people working out from home has been a popular choice too.

(upbeat music) - Before you advertise, how many quotes were you getting per year

and how many of those convert to business and what do you expect that to be for 2022 that you're advertising now?

- Yeah, I think we did just over 55 quotes. We've probably contacted 75 to 80 people in total.

Converted into about 55 quotes. We would sell about 80% of those. So, last year we sold 41 builds in total.

- Who handles your website as well? - So, right now it's myself. You're looking at the internet and web team, which is I wouldn't say the strongest by any stretch, but that is in process for 2022 as well.

We're gonna be revamping our site. So, bring in more modern with how our buildings feel. A lot of it originally I'll be totally blunt, it was just go to Wix.com and cost me 20 bucks, and what you see today is what I had.

Sometimes you just have to do what you have to do to get the buildings going and then worry about the backend stuff.

- Exactly, yeah. Well, if you guys need help with your website, our new sponsor Fiverr has

incredible website designers and developers. They have graphic designers and everything you need to create the right brand and the perfect website. They're gonna give our viewers 10% off. So, make sure you click the link in the description below and use the code UPFLIP10. (upbeat music)

So, you have a fixed build and then you also do customs. Walk me through the advantage or why you have that and then where are the profits higher? - Yeah, so good question. On the custom side of things, those are generally one-offs, takes more time invested on our end, time invested on the client's end. So, profitability is gonna be slightly lower, but it's gonna be more of a marketable tool. Our manufacturing side, which is kind of what you see behind us here, allows us to build different sizes, different variants with different layouts but were all predetermined.

So as a client, you're able to kind of pick and choose what you want. All we have to do is pull stuff out of our warehouse and assemble it. Much faster, equals higher income on the back end. - So, where are your profit margins numbers wise

on the fixed versus custom? What's your target? - Yeah, our fixed build used to be somewhere around 40%.

- Okay. - The downside is market pricing's changed a lot. So, we're hovering right around 28% profitability.

On the custom side, you're somewhere around 20 to 25, would be our best estimate. - Gotcha.

(upbeat music) Specifically, what are you doing to handle all the leads

and then convert them into clients? - One, just having a consolidated space to have the leads.

You know, what used to be pen and paper now is all in a computer generated system. So we're debating between a couple different software tools.

The builder tool is where it's kind of funneling now, but that only kind of does one step, that just kind of puts 'em in a spot.

The follow up is where I really want to start going into. So, we're looking into some new software systems that will kind of help.

Not only myself, but anyone who's gonna be on our sales team moving forward, they'll be able to have that information as well.

- So, that's for the future, but what are you doing now specifically, Anthony? - Yeah, so what we're doing right now is basically within a 48 hour policy is to follow up with them directly.

At this point, they've already built a quote, so we already know they want it. They already know what their design is. Now it's about taking that next step, which for us is meeting them onsite. Once we meet onsite, we know 80% of the time we're closing the deal.

- Onsite, they show up to your warehouse. Is that what you mean? - No, we actually show up to their home. - I see. - Yeah, so we need to take measurements, photos. We need to make sure their design is gonna fit in their space. - So, for what you're doing specifically, you know,

manufacturing in general, you don't need to do much sales, 'cause like you said, once they create that space, they pretty much want it already. - Yeah, we kind of know that by the time they've done their research,

they've already kind of found us. And by the time they give us a call or they use that builder tool, most of the time they already know they want this thing.

- They want it. - Now it's a matter of will the design and will the price match up to what they're looking for? And if they do, it's kind of a perfect marriage.

(upbeat music) - The shed builder tool on your website is

quite a neat feature. Talk to us about why that's important in your business and how that changes the interaction with the customer.

- Yeah, before I think what a lot of people don't understand is it was all myself or someone from my crew

who would have to interact from the very beginning. So, you're talking nine, 10, 12 hours of work

just to get a quote pushed out the door. - That's a lot. - All that's free of costs, you know. For us to our clients,

we just view that as part of the service in the hopes that they're still gonna sign in the end and you get the design right.

So, we were trying to figure out a way to consolidate that down, and that's where our shed tool has allowed us to allow the client in one place to do all of those things

without interaction. It's more freedom, it's less pressure. They don't feel like they have to be committed one way or the other.

But what we find is the people who use it they're adding more things than they would have if I was sitting there saying, "Well, I recommend this."

And people look at dollars and cents. So, the option was kind of like building a car online. You're able to add all those little features

and inevitably it's easier to sell those if I'm not having to do anything. They just plug it in and say, "Well, I want that,

"I want that, I want that." And in the end they have a bigger price than they would've if I would've done it myself. (upbeat music)

- Let's check out the outside. - [Anthony] Yeah, absolutely. - [Paul] The pitched roof is that similar for all designs or do you-

- Yeah, so this is gonna be our standard. This is this simplicity, frankly. The peak style roof has been less popular over the years,

even though most of the main homes have it. I think a lot of people like the fact that here you can have a bigger set of windows,

door framing, and all that. I think they like that because most people aren't looking at the back anyways.

So, I think that's what's provided there. Again on the exteriors, we use all a fiber cement product, you know,

which is a really nice durable product. It works in a lot of environments. That's what people are gonna find on their main house,

so that's what you should have here. - And power. Can you show- - Yeah, absolutely. Yeah, we'll head over here.

So, obviously on the interior as well, you're gonna have all the plugs just like your main house would. You have an exterior plug on its own dedicated outlet.

So, a lot of people like to hook up barbecues. They like to hook up lights on the outside, power different things here.

So, part of our process we've been more or less stealing pages to try to figure out what works.

We used to originally hardwire the buildings in. But as a portable building, doesn't make sense to have something that's hard

and stationary, right? So for us, we started to use the RV world, which is here's a 30 amp RV plug twist lock

And that's how we handle that system right there. So, we have your main panel on the backside, just like you would in your house,

but it's all powered right through here, and we just connect that back into the main home. (upbeat music)

- So what's your standard of practice for the builds? Can you walk us through the process of hearing from the customer first to the finished build

when it's installed? - Yeah, so for us, a lot of it's gonna come from the builder tool and/or a quote that's a custom side.

So, that will help generate a lot of what it is that we're gonna need as far as materials, going through, walking through that,

we have a little meeting that says, "Hey, here's our next steps for that particular project." You know, a lot of it is the checks and balances.

Each stage has its process that needs to go through, we check that off, we sign it off on the list through our build sheets that we create.

And then from there as we kind of keep generating each build, we kind of keep improving that

process.

- What are you sending out, like the delivery process, is that your trucks, your guys, or is that someone else you hire?

- So, yeah, I mean, fair question. I think for us, what makes us different is we do everything in house because as a client, I don't want them to be a general contractor

or to question every day, "Well, whose company is this showing up on my doorstep?" So, knowing that it's always an Outdoor Office employe

who's gonna be there or is working on it, I think sets us apart. As far as the delivery go, well, I don't own multiple cranes

nor do I want to. So, that's how we deliver a lot of our buildings. So, getting a crane company to do that for us,

I think helps streamline that process. It is more expensive, but I think that's just something that's kind of built into the price.

- What's the cost to deliver it? - [Anthony] On average, it's about a $1,000 an hour. We average about three to four hour timeframe.

- [Paul] Wow, so a couple grand at least for delivery. - It's expensive quick. - Wow, okay. (upbeat music

What else have you learned when it comes to, you know, getting these waves of demands in terms of as a business owner watching right now,

to be prepared, to be able to scale quickly if you need to, instead of just shutting doors?

- One, I think one of the lessons we've learned is kind of always have something in reserve just in case you have to move quick.

I think for us, we have no debt. We have no loans. We don't have anything. We've been a cash business. So, money comes in, we reinvest it

- I see. - So, the hard part's been is that when you have this flood of orders that roll in, you don't even have the materials,

you have to meet those orders, so then you have to buy the materials and then you gotta figure out- - In bulk and storage. - Yeah.

- You do that, Anthony? - Yeah, so we do that in now for sure. We used to have to do it in mid-level scale, I guess,

where our demand has always been higher than what we can produce. I think now what we're trying to do is

we can take our backlog back and get us down to a much more manageable four week timeframe.

And I think that's where we're really gonna find our sweet spot, where our order comes in, we can meet that demand and get it out,

which means income comes in faster at a much better rate. (upbeat music)- Anthony, what are your major competitors at this point? And what makes Outdoor Office stand out from the rest?- Yeah, our biggest competitors are actually online kit builders. So, they're in a few different states around the west.We're the only ones that I know of currently who do this in person in a warehouse and build it completedas you see it. Most everyone else will build it in a kit, they'll ship you the kit, it arrives on your driveway, and it's up to you to put it together. - Uh oh. Not everyone's good with that. And you're different in what way? - So, from beginning to end we handle everything.So, we're a one stop shop. So, from your foundation to your planning, to your design, all of that's included on the front end,then the actual manufacturing obviously, and then the deliveries all handled as well. So, we handle your permitting, your electrical,all those kind of things that are entailed into the whole project, we're able to combine all that into one service.

- Seems like an obvious thing that other companies should probably implement. I'm wondering what made you go that direction?

Be like, you know what? We'll do A to Z. Is it just to stand out or did you see a benefit in that? I mean, what else can you highlight on?- Yeah, so for me originally going back to how it all started, those were the hiccups that I found. I did not want to have my clients go through the same process that I did. Most people don't want to be a general contractor. They just want the product. You know, I use the joke, they don't want the labor pains, they want the baby. So, I figured out a way to deliver the baby in a much more efficient way. - Nice. - Yeah. (upbeat music)

- Tell us how you found your new space. 26,000 square feet, that's no joke. What factors were involved in you deciding

for that particular location and so on? - So, our space before this was 5,000 square feet. So, obviously making a big leap, you know,

I don't think we had intended to do that. I think originally we were hovering around that 15,000 mark and it just wasn't available.

So we said, are we willing to take that bigger leap and said, okay, let's go for it.

- So, what are you paying for the space now? And anything else that's important you can share?

- Yeah, so right now we're paying just under 18,000 a month. That will escalate over a five year stretch

to just under 22,000. So, that is a large leap considering we were paying 3,500 a month in our prior space.

- Wow. Is that one of the biggest overheads per month? - Currently, yeah. I think as we add people, labor will start to, you know,

that'll give a big uptick there. But yeah, as far as our warehouse goes, we knew that what we do,

our space required more.

And it's just kind of I think how our cost of doing business is where maybe we save in other areas like market

and advertising. Some people are real heavy in that. We found we don't have to be as heavy in that, so we'll redirect that into actually the business which is useful space. (upbeat music)

- Let's talk about after build support. I buy your office space and if something breaks,

what do you provide as far as support afterwards warranty? - Yeah, so we have a one year build warranty. So, almost all of our materials that we use,

almost all of them have a minimum 25 year warranty on them. So, from our siding to our roofing, to our flooring,

all of these things are all gonna be under the manufacturer warranty, which is great. So, we make sure we tell people that.

And we can be a facilitator between that. But as far as like the build, the structure, the foundation, anything goes wrong, if there's a leak,

we'll certainly cover a lot of that for up to a year, which is standard in most building practices. - Okay, have you had like a couple scenarioswhere things just hit the fan and you have to really own up to it? - Yeah, sure. Yeah, I mean, there's been a couple times,

especially when we do like interior closets, you know, like a client pulled too hard and they literally ripped the closet door right off.

You know, and then we'll get a call like, oh, well, you know, rather than arguing with them, just fix it. It's really very inexpensive.

And they're gonna remember that, and they're gonna go tell their friends, "Oh yeah, I totally screwed up." Or maybe it did fall off, I don't know.

But it's kind of one of those that, you know, that kind of stuff I think goes a long ways. (upbeat music)

- So, being an inspector for many years, how has that experience helped you start Outdoor Office?

Can you share anything in terms of manufacturing and kind of seeing the build process, has that helped you in some way? - 100%.

Being an inspector for the state of Oregon, doing real estate inspections, you find a lot of what not to do, frankly.

You see a lot of carpenters, you see a lot of builds of things that have gone wrong as a result of either poor construction or poor materials.

So, what we try to do is start right from the get go say, look, we're gonna do things the way

they're supposed to be done.

So, meaning as far as construction of the actual build itself to the materials we're using. So, you know, building it like a main home is

how we feel you should have a outdoor space. You want it to last, you want the value out of it.

You can go get a shed and it'll probably fall apart in seven to 10 years. These are built for 30, 40, 50 years.

- Wow. (upbeat music) Any tips, advice on finding talented employees?

I know that's an issue for all businesses right now, especially, but what's the experience been for you?

- Yeah, I think finding people with the right personality who can fit into the team environment. I think training people,

most obviously there's gonna be your basic requirements, but we have different levels of hiring. You know, we have apprentice levels,

we have very high end carpenter levels, finish people, and then we've got very technical jobs, So, I think when you get into those positions

and you're trying to find that specific person, I think you just pay 'em what they deserve. And I think they'll be appreciative of that,

but that only takes it so far. You really have to be a company that's gonna design yourself around them and their position and their capabilities.

And I think being able to position ourselves and allow them to succeed, have input, allow them to continue to grow so it doesn't become stagnant. And I think as a company, that's a very dynamic company as far as our agility to move and position ourselves where we need to go, having people that are on board with that makes a big difference. - Absolutely. (upbeat music)

What is the most challenging thing for you, Anthony, right now as a business leader? You know, we've gone through some tremulous times and looks like it's not over yet, unfortunately. But what are you struggling with right now? - Yeah, well the good news is every time as far as our business there's an economy downturn or a pandemic downturn, we seem to increase in business.

The downside of that is every time there's an increase in business, we're trying to keep up with that. So, either having an influx of money since we don't have any loans or we don't have any investors, you know, sometimes it can be difficult to get the materials we need to meet the demand. So, that is for sure a big challenge. Running on cash, which is great, the downside is that you limit yourself sometimes.

And I think if we really want to take that really next step, I think maybe I need to be more open to having outside investment into the business.

- Absolutely. That'll help with scalability. Guys, if you're struggling with something, we'd love to hear from you. Comment below, what are you struggling with as a business leader in these times. (upbeat music)

Let's talk about advertising. You mentioned that you never spent a penny on advertising, but you just recently started to.

So, why do you think it's a good time and what made you make that decision? - Yeah, I think if you're gonna take that next step,

the next evolution of a business, taking it, and we talked about, you know, from small time, if you will, to medium time or even big time,

I think you have to start announcing to the world what it is that you do.

- All right, a quick blitz. Thanks you guys for submitting your questions. Anthony, let's just jump into it. What's your favorite business book?

- "Winning The War In Your Mind." - "Winning The War In Your Mind," okay. I gotta check that one out. What car do you drive? - Toyota Tundra.

- Now at this stage of success, what advice would you give your younger self? - Be patient. - When you're not running a business, what would we find you doing?

- On a golf course. - Okay. If you could win a lottery today and earn a fortune for the lifetime, would you give up this business today?

- Absolutely not. I would invest in it. - All right, this is Deletty asking you how you build trust with customer

when your products are new to the market? - Tell your story, give 'em your background. People will invest in you probably before the product.

- Awesome. And then last question from WC, who are your primary customers and how do you find them?

And is it people with homes without an office that buy? That's what interests me as well. - People who are now working from home

who were forced into it. I would say a lot of people now are really trying to find a solution without having to move.

(upbeat music) - You mentioned something

in terms of is this a side hustle or is this an actual business that you're creating and building?

- Yeah, I think anyone who starts a small business, there's always a bit of a wild card with them

and their personality. I think you gotta be a risk taker no matter what. I think in us, in my situation personally,

you know, being a home inspector who was very successful, I was doing over 200 inspections a year. And, you know, I'd have made a great living by myself

You know, I think if you're going to really kind of take your risk level and assess where you really wanna go,

sometimes you're gonna have to take that leap, you know? And I think taking that leap is a scary proposition. Absolutely.

No matter if it's a small leap or it's a big leap. The numbers in percentage wise still probably equal the same thing inside of you.

And I think for us, you know, I really want to see, can I take this to a 20, 30, 40, $50 million company?I'm never gonna do that by sitting on the sideline and continuing down the path we are. Now there's nothing wrong with staying.

But that's not where I want to be. - We want you guys to take that leap. It's well worth it. (upbeat music

What else are you doing to create an exceptional customer experience? - Yeah, I think what's unique about our business is we get

to work one on one with our clients. In a retail setting, you don't often get a lot to know about their backgrounds,

their personal things, what they're using it for. We directly ask them because it's gonna help us in our design, in our manufacturing of it.

But not only that, it's gonna take it one step further to where if they're using it like a home gym, so do we need to reinforce the floor

if they're doing weights? Are we gonna need to have extra insulation or soundproofing if they're gonna be a podcaster

or if they're gonna be a musician, right? So, all these little things we've learned over the years, we try to implant that back into our current clients,

so then they feel, "Hey, this is really individual and personal for me." And I think that's what they love.

They fall in love with the idea that this is my space. (upbeat music)

- So, you've been featured in some publications, "Shed Builder Magazine," some other one as well. Did they come to you or did you seek them out

and how did that help your business? - Yeah, I mean, oddly, I think a lot of people through social media, they've seen some posts and either a producer

or an editor or someone along the lines said, you know, "Hey, would you like to do a story?" Sure, why not, you know?

So some of those stories, the first one we did was in "Home and Garden Magazine," we were actually the centerfold picture for it.

- Oh, wow. - Didn't even know they knew I existed. That was very early in our process. And then from there it sort of spurred into the next one

and said, "Hey, we saw this." And kind of one thing led to another. You know, I think if you're gonna tell people, you know,

"Hey, here's our story." Don't be afraid to put it out there. - Did it help your business? Did it bring new customers? - Yeah, absolutely.

I think it was one when we were the cover story for a couple of 'em. I think people do read that. I'm always questioning is this actually legitimate or not?

But I think a lot of people, what they've done is they'll open up, they'll read it, they'll save it. You know, even in our local paper,

there was a paper that we did three years ago. I still hear about this article today. "Oh, I read your story in this and we fell in love with it.

"And it was a local family business." And I'm amazed at how much we generate just from those alone, you know?

It, doesn't take a whole lot, I think. (upbeat music)

- In terms of licenses requirements that you need to be a manufacturing company, what can you share on that

Is it pretty basic or what else stands out? - Yeah, I mean, in Oregon, you know, we do have some pretty strict laws as far as having your licensing,

bonding insurance requirements. That's gonna be, it's the same in a general contractor in most industries.

Around here, I have an advantage 'cause I also have a home inspection license, which gives me even more

in depth studies of how things are put together, the way things are supposed to be. So, my requirements for me as a business actually benefit me to have more than the standard person maybe would. - But like anyone with a manufacturing business or who wants to start,

you're saying other than typical licenses that are kind of the same throughout the states, there's nothing else to it, right? - You know, each state's gonna be a little different

here and there generally speaking. But as far as us doing our manufacturing side, we're still considered a construction business.

- [Paul] I see, okay. - So, you know, there hasn't been any real big sway as far as that goes. We don't really operate any real heavy equipment

or machinery. We still do things in a semi traditional way. But our package and how we put it all together is gonna be different.

(upbeat music) - You're not national yet.- No. - Do you have plans to go national? - We've had a lot of demand. You know, I would say at least once a week I get calls

from Florida, New Jersey, Texas, Louisiana, you know, California, so- - What's the struggle there?

- I think a lot of it is just the fact to ship a building fully completed is gonna cost you $20,000, you know? So, I think what we're actually looking at doing is keeping our warehouse here and then building satellite locations

where we can make our own kit, ship our kit to our local facility. - Oh, smart. Be the local provider for that area, and then all they have to do is do the finishing touches. I think that would go a long ways

where we can still be your local, you know, Outdoor Office.

- Awesome. Well, Anthony, I enjoyed it.

Thank you very much. - Thank you so much. - You bet. - Well, I hope you guys enjoyed this incredible episode with Anthony, the owner of Outdoor Office. What a cool product. It's beautiful, well made. Hope you guys enjoyed it and learned a lot about manufacturing.We appreciate your support. Take a second to like, subscribe, and hit that bell so that you don't miss any of our videos. Thank you for watching.

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